UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2020

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ◻           No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ◻           No ⌧

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three and nine months ended September 30, 2020 and 2019.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018; and

●	Registration Statement on Form F-3 (Registration No. 333-233540) filed with the U.S. Securities and Exchange Commission on August 30, 2019.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies; the effect of the novel coronavirus pandemic on, among others, oil demand, the Company’s business, financial condition and results of operations including liquidity; future drydocking days; the Company’s plans regarding its share purchase program; the expected timing of a draw down on financing for the Ardmore Seafarer; and sufficiency of liquidity and capital resources. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; the Company’s financial condition and liquidity; the duration and scope of the novel coronavirus pandemic; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2019, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 4, 2020	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2019. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as at and for the three and nine months ended September 30, 2020 and 2019. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“Dwt”). We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuilding vessels and modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of September 30, 2020, our fleet consisted of the following 26 owned vessels:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	26	1,161,293

SIGNIFICANT DEVELOPMENTS

In September 2020, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the new share repurchase plan, the Company may purchase up to $30 million of its common shares through September 30, 2023, at times and prices that are considered to be appropriate by the Company. The Company expects to repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay or discontinue the plan.

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (COVID 19) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause sever trade disruptions. The extent to which COVID-19 will impact the Company’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the measures taken to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of comprehensive income / (loss) and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.

Statement of Operations for the Three Months Ended September 30, 2020 and September 30, 2019

The following table presents our operating results for the three months ended September 30, 2020 and September 30, 2019.

	Three months ended
	September 30, 2020	September 30, 2019	Variance	Variance (%)
Revenue, net	$45,206,271	$52,098,723	$(6,892,452)	(13%)

Voyage expenses	(16,830,964)	(22,920,617)	6,089,653	27%
Vessel operating expenses	(16,124,919)	(14,857,895)	(1,267,024)	(9%)
Charter hire costs	(155,550)	—	(155,550)	(100%)
Depreciation	(8,117,971)	(8,026,856)	(91,115)	(1%)
Amortization of deferred drydock expenditures	(1,708,215)	(1,190,008)	(518,207)	(44%)
General and administrative expenses
Corporate	(4,116,490)	(3,897,939)	(218,551)	(6%)
Commercial and chartering	(791,220)	(843,692)	52,472	6%
Unrealized gains on derivatives	11,289	—	11,289	100%
Interest expense and finance costs	(4,023,165)	(6,344,892)	2,321,727	37%
Interest income	37,652	235,212	(197,560)	(84%)
Loss before taxes	(6,613,282)	(5,747,964)	(865,318)	(15%)
Income tax	(19,715)	35,246	(54,961)	(156%)
)Net loss	$(6,632,997)	$(5,712,718)	$(920,279)	(16%)

Revenue. Revenue for the three months ended September 30, 2020 was $45.2 million, a decrease of $6.9 million from $52.1 million for the three months ended September 30, 2019.

Our average number of owned vessels increased to 25.5 for the three months ended September 30, 2020, from 25.0 for the three months ended September 30, 2019, resulting in revenue days of 2,334 for the three months ended September 30, 2020, as compared to 2,276 for the three months ended September 30, 2019. We had 26 and 25 vessels employed directly in the spot market as at September 30, 2020 and 2019, respectively. The increase in revenue days resulted in an increase in revenue of $1.3 million, while changes in spot rates resulted in a decrease in revenue of $8.2 million for the three months ended September 30, 2020.

Voyage Expenses. Voyage expenses were $16.8 million for the three months ended September 30, 2020, a decrease of $6.1 million from $22.9 million for the three months ended September 30, 2019. Voyage expenses decreased primarily due to the decrease in bunker prices for the three months ended September 30, 2020, compared to the three months ended September 30, 2019.

TCE Rate. The average TCE rate for our fleet was $12,432 per day for the three months ended September 30, 2020, a decrease of $597 per day from $13,029 per day for the three months ended September 30, 2019. The decrease in average TCE rate was the result of lower spot rates for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $16.1 million for the three months ended September 30, 2020, an increase of $1.2 million from $14.9 million for the three months ended September 30, 2019. This increase is due to an increase in the average number of vessels in operation for the three months ended September 30, 2020, as well as increased costs due to COVID-19 and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,714 per vessel for the three months ended September 30, 2020, as compared to $6,194 per vessel for the three months ended September 30, 2019.

Charter Hire Costs. Charter hire costs (relating to 11 days) were $0.2 million for the three months ended September 30, 2020 compared to $Nil for the three months ended September 30, 2019. We chartered in one vessel in September 2020.

Depreciation. Depreciation expense for the three months ended September 30, 2020 was $8.1 million, an increase of $0.1 million from $8.0 million for the three months ended September 30, 2019. This increase is primarily due to an increase in the average number of owned vessels for the three months ended September 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2020 was $1.7 million, an increase of $0.5 million from $1.2 million for the three months ended September 30, 2019. The increase is primarily due to an increased number of drydockings as our fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2020 were $4.1 million, an increase of $0.2 million from $3.9 million for the three months ended September 30, 2019. The increase is primarily due to the issuance of new awards of stock appreciation rights and restricted stock units in the first and second quarters of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2020 were $0.8 million, consistent with $0.8 million for the three months ended September 30, 2019.

Unrealized Gains on Derivatives. Unrealized gains on derivatives for the three months ended September 30, 2020 was $0.01 million compared to $Nil for the three months ended September 30, 2019. The gain for the three months ended September 30, 2020 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2020 were $4.0 million, a decrease of $2.3 million from $6.3 million for the three months ended September 30, 2019. Cash interest expense decreased by $2.2 million to $3.6 million for the three months ended September 30, 2020, from $5.8 million for the three months ended September 30, 2019, primarily due to a decreased average LIBOR during the three months ended September 30, 2020, compared to the three months ended September 30, 2019, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended September 30, 2020 was $0.4 million, a decrease of $0.1 million from $0.5 million for the three months ended September 30, 2019.

Statement of Operations for the Nine Months Ended September 30, 2020 and September 30, 2019

The following table presents our operating results for the nine months ended September 30, 2020 and September 30, 2019.

	Nine months ended
	September 30, 2020	September 30, 2019	Variance	Variance (%)
Revenue, net	$178,332,280	$169,357,211	$8,975,069	5%

Voyage expenses	(61,365,121)	(73,449,918)	12,084,797	16%
Vessel operating expenses	(46,124,309)	(46,574,921)	450,612	1%
Charter hire costs	(155,550)	—	(155,550)	(100%)
Depreciation	(23,918,364)	(24,289,741)	371,377	2%
Amortization of deferred drydock expenditures	(4,485,885)	(3,443,651)	(1,042,234)	(30%)
General and administrative expenses
Corporate	(12,054,616)	(11,390,669)	(663,947)	(6%)
Commercial and chartering	(2,546,319)	(2,493,372)	(52,947)	(2%)
Unrealized losses on derivatives	(88,003)	—	(88,003)	(100%)
Loss on sale of vessels	—	(13,162,192)	13,162,192	100%
Interest expense and finance costs	(14,252,270)	(20,107,786)	5,855,516	29%
Interest income	255,842	792,211	(536,369)	(68%)
Income / (loss) before taxes	13,597,685	(24,762,828)	38,360,513	155%
Income tax	(128,478)	(46,674)	(81,804)	(175%)
Income / (loss)	$13,469,207	$(24,809,502)	$38,278,709	154%

Revenue. Revenue for the nine months ended September 30, 2020 was $178.3 million, an increase of $9.0 million from $169.3 million for the nine months ended September 30, 2019.

Our average number of owned vessels decreased to 25.2 for the nine months ended September 30, 2020 from 25.7 for the nine months ended September 30, 2019.

We had 26 and 25 vessels employed directly in the spot market as at September 30, 2020 and September 30, 2019, respectively. For spot chartering arrangements, we had 6,783 revenue days for the nine months ended September 30, 2020, as compared to 6,820 for the nine months ended September 30, 2019. This decrease in revenue days resulted in a decrease in spot market revenue of $0.9 million, while changes in spot rates resulted in an increase in revenue of $9.9 million for the nine months ended September 30, 2020.

Voyage Expenses. Voyage expenses were $61.4 million for the nine months ended September 30, 2020, a decrease of $12.1 million from $73.5 million for the nine months ended September 30, 2019. Voyage expenses decreased primarily due to the decrease in bunker prices for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019.

TCE Rate. The average TCE rate for our fleet was $17,224 per day for the nine months ended September 30, 2020, an increase of $3,179 per day from $14,045 per day for the nine months ended September 30, 2019. The increase in average TCE rate was the result of higher spot rates and lower voyage costs for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019.

Vessel Operating Expenses. Vessel operating expenses were $46.1 million for the nine months ended September 30, 2020, a decrease of $0.5 million from $46.6 million for the nine months ended September 30, 2019. This decrease is due to a decrease in the average number of vessels in operation for the nine months ended September 30, 2020. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,510 for the nine months ended September 30, 2020 as compared to $6,515 for the nine months ended September 30, 2019.

Charter Hire Costs. Charter hire costs (relating to 11 days) were $0.2 million for the nine months ended September 30, 2020 compared to $Nil for the nine months ended September 30, 2019. We chartered in one vessel in September 2020.

Depreciation. Depreciation expense for the nine months ended September 30, 2020 was $23.9 million, a decrease of $0.4 million from $24.3 million for the nine months ended September 30, 2019. This decrease is primarily due to a decrease in the average number of owned vessels to 25.2 for the nine months ended September 30, 2020, from 25.7 for the nine months ended September 30, 2019.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditure for the nine months ended September 30, 2020 was $4.5 million, an increase of $1.1 million from $3.4 million for the nine months ended September 30, 2019. The increase is primarily due to an increased number of drydockings as our fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2020 were $12.1 million, an increase of $0.7 million from $11.4 million for the nine months ended September 30, 2019. The increase is primarily due to the issuance of new awards of stock appreciation rights and restricted stock units in the first and second quarters of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses for the nine months ended September 30, 2020 were $2.6 million, an increase of $0.1 million from $2.5 million for the nine months ended September 30, 2019.

Unrealized Losses on Derivatives. Unrealized losses on derivatives for the nine months ended September 30, 2020 was $0.09 million compared to $Nil for the nine months ended September 30, 2019. The loss for the nine months ended September 30, 2020 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Loss on Sale of Vessel. Loss on sale of vessel for the nine months ended September 30, 2020 was $Nil, compared to $13.2 million for the nine months ended September 30, 2019, in relation to the sales of the Ardmore Seamaster and the previous vessel named the Ardmore Seafarer.

Interest Expense and Finance Costs. Interest expense and finance costs for the nine months ended September 30, 2020 were $14.3 million, a decrease of $5.8 million from $20.1 million for the nine months ended September 30, 2019. Cash interest expense decreased by $5.6 million to $13.0 million for the nine months ended September 30, 2020, from $18.6 million for the nine months ended September 30, 2019. These decreases in interest expense and finance costs are attributable to a decreased average LIBOR during the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the nine months ended September 30, 2020 was $1.3 million, a decrease of $0.2 million from $1.5 million for the nine months ended September 30, 2019.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2020, our total cash and cash equivalents were $58.2 million, an increase of $6.5 million from $51.7 million as at December 31, 2019. The Company drew down an additional $7.8 million from its revolving credit facilities in the third quarter, in order to maintain a strong liquidity position and financial flexibility resulting in an increase in amounts outstanding on these facilities. We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon these financing sources to fund acquisitions and expansion of capital expenditures.

Our credit facilities and finance leases are described in Notes 2 (“Debt”) and 3 (“Leases”), respectively, to our interim condensed consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including, among others, covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2020, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three and Nine Months Ended September 30, 2020 and September 30, 2019

	Three months ended		Nine months ended
CASH FLOW DATA	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net cash provided by operating activities	$15,790,532	$2,098,403	$46,915,954	$13,276,540
Net cash (used in) / provided by investing activities	$(18,747,100)	$(1,049,278)	$(20,035,066)	$24,133,394
Net cash (used in) financing activities	$(11,739,544)	$(9,677,379)	$(20,386,833)	$(48,099,214)

Cash provided by operating activities

For the three months ended September 30, 2020, net cash provided by operating activities was $15.8 million. Net income adjusted for non-cash items resulted in an inflow of $4.5 million. Changes in operating assets and liabilities resulted in an inflow of $12.3 million and drydock payments were $1.0 million. For the three months ended September 30, 2019, cash flow provided by operating activities was $2.1 million. Net income adjusted for non-cash items resulted in an inflow of $4.6 million. Changes in operating assets and liabilities resulted in an outflow of $1.9 million and drydock payments were $0.6 million.

For the nine months ended September 30, 2020, net cash provided by operating activities was $46.9 million. Net income adjusted for non-cash items resulted in an inflow of $45.7 million. Changes in operating assets and liabilities resulted in an inflow of $5.7 million and drydock payments were $4.5 million. For the nine months ended September 30, 2019, cash flow provided by operating activities was $13.3 million. Net income adjusted for non-cash items resulted in an inflow of $19.2 million. Changes in operating assets and liabilities resulted in an outflow of $1.6 million and drydock payments were $4.3 million.

Cash (used in) / provided by investing activities

For the three months ended September 30, 2020, net cash used in investing activities was $18.7 million. Payments made for the acquisition of the Ardmore Seafarer and other vessel equipment were $16.8 million. Payments in relation to ballast water treatment systems, leasehold improvements and other non-current assets were $1.9 million. For the three months ended September 30, 2019, net cash used in investing activities was $1.0 million consisting of payments in relation to vessel equipment, leasehold improvements and other non-current assets.

For the nine months ended September 30, 2020, net cash used in investing activities was $20.0 million. Payments made for the acquisition of the Ardmore Seafarer and other vessel equipment were $17.7 million. Payments in relation to ballast water treatment systems, leasehold improvements and other non-current assets were $2.3 million. For the nine months ended September 30, 2019, net cash provided by investing activities was $24.1 million. Net proceeds from the sale of the Ardmore Seatrader, Ardmore Seamaster and the previous vessel named the Ardmore Seafarer were $26.6 million. Payments in relation to vessel equipment, leasehold improvements and other non-current assets were $2.5 million.

Cash (used in) financing activities

For the three months ended September 30, 2020, the net cash used in financing activities was $11.7 million. Repayments of debt amounted to $7.0 million and total principal repayments of finance lease arrangements were $4.7 million. For the three months ended September 30, 2019, the net cash used in financing activities was $9.7 million. Repayments of debt amounted to $5.1 million and total principal repayments of finance lease arrangements were $4.6 million.

For the nine months ended September 30, 2020, the net cash used in financing activities was $20.4 million. Proceeds from debt amounted to $7.8 million. Repayments of debt amounted to $12.6 million and total principal repayments of finance lease arrangements were $14.0 million. Payments of cash dividends in relation to the fourth quarter of 2019 were $1.6 million. For the nine months ended September 30, 2019, the net cash used in financing activities was $48.1 million. Repayments of debt amounted to $26.2 million and total principal repayments of finance lease arrangements were $21.9 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2020 is as follows:

	For the Years Ending December 31,
	2020	2021	2022	2023
Number of vessels in drydock (excluding in-water surveys)	9 (1)	4	—	9

(1) Includes three drydocks which occurred in the three months ended March 31, 2020

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

Ballast Water Treatment Systems Installation

The ballast water treatment systems (“BWTS”) installation schedule for our vessels that were in operation as of September 30, 2020 is as follows:

	For the Years Ending December 31,
	2020	2021	2022	2023
Number of ballast water treatment system installations	—	3	—	8

We endeavor to manage the timing of future ballast water treatment system installations across the fleet in order to minimize the number of vessels that are completing ballast water treatment system installations at any one time.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk. We are also subject to operational risks relating to COVID-19 as described in the “Significant Developments” section of this report.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2020.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the three months ended June 30, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million of which $273.3 million are designated as cash flow hedges.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank and Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at September 30, 2020, our 27 vessels in operation (including the chartered-in vessel) were employed with 17 different charterers.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as at September 30, 2020 and December 31, 2019	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2020 and September 30, 2019	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) for the three and nine months ended September 30, 2020 and September 30, 2019	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and nine months ended September 30, 2020 and September 30, 2019	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and September 30, 2019	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As at September 30, 2020 and December 31, 2019

(Expressed in U.S. Dollars, except as indicated)

	As at
	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	58,217,162	51,723,107
Receivables, net of allowance for bad debts of $0.9 million (2019: $0.9 million)	19,725,099	30,083,358
Prepaid expenses and other assets	1,616,216	1,940,030
Advances and deposits	2,881,774	4,114,065
Inventories	8,921,239	10,158,735
Total current assets	91,361,490	98,019,295

Non-current assets
Vessels and vessel equipment, net	655,212,341	660,823,330
Deferred drydock expenditures, net	7,346,125	7,668,711
Advances for Ballast water treatment systems	2,633,234	384,408
Other non-current assets, net	789,066	917,222
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right-of-use asset	1,781,514	1,745,464
Total non-current assets	670,642,280	674,419,135

TOTAL ASSETS	762,003,770	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	4,159,441	4,789,935
Accrued expenses and other liabilities	9,556,645	16,278,084
Accrued interest on debt and finance leases	815,152	880,183
Current portion of long-term debt	21,280,022	20,216,171
Current portion of finance lease obligations	18,311,346	17,975,322
Current portion of derivative liabilities	324,230	—
Current portion of operating lease obligations	464,918	289,231
Total current liabilities	54,911,754	60,428,926

Non-current liabilities
Non-current portion of long-term debt	182,016,454	187,066,842
Non-current portion of finance lease obligations	183,928,543	197,704,372
Non-current portion of derivative liabilities	466,902	—
Non-current portion of operating lease obligations	1,082,423	1,182,522
Total non-current liabilities	367,494,322	385,953,736

Stockholders' equity
Common stock	352,067	350,192
Additional paid in capital	417,617,733	416,841,494
Accumulated other comprehensive loss	(705,395)	—
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(62,317,802)	(75,787,009)
Total stockholders' equity	339,597,694	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	762,003,770	772,438,430

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the three and nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue, net	45,206,271	52,098,723	178,332,280	169,357,211

Voyage expenses	(16,830,964)	(22,920,617)	(61,365,121)	(73,449,918)
Vessel operating expenses	(16,124,919)	(14,857,895)	(46,124,309)	(46,574,921)
Charter hire costs	(155,550)	—	(155,550)	—
Depreciation	(8,117,971)	(8,026,856)	(23,918,364)	(24,289,741)
Amortization of deferred drydock expenditures	(1,708,215)	(1,190,008)	(4,485,885)	(3,443,651)
General and administrative expenses
Corporate	(4,116,490)	(3,897,939)	(12,054,616)	(11,390,669)
Commercial and chartering	(791,220)	(843,692)	(2,546,319)	(2,493,372)
Unrealized gains / (losses) on derivatives	11,289	—	(88,003)	—
Loss on sale of vessels	—	—	—	(13,162,192)
Interest expense and finance costs	(4,023,165)	(6,344,892)	(14,252,270)	(20,107,786)
Interest income	37,652	235,212	255,842	792,211

(Loss) / Income before taxes	(6,613,282)	(5,747,964)	13,597,685	(24,762,828)

Income tax	(19,715)	35,246	(128,478)	(46,674)

(Loss) / Income	(6,632,997)	(5,712,718)	13,469,207	(24,809,502)

(Loss) / Earnings per share, basic	(0.20)	(0.17)	0.41	(0.75)
Weighted average number of shares outstanding, basic	33,285,255	33,097,831	33,243,493	33,097,831
(Loss) / Earnings per share, diluted	(0.20)	(0.17)	0.40	(0.75)
Weighted average number of shares outstanding, diluted	33,285,255	33,097,831	33,426,412	33,097,831

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) / Income

For the three and nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net (Loss) / Income	(6,632,997)	(5,712,718)	13,469,207	(24,809,502)
Other comprehensive Income / (loss), net of tax
Net change in unrealized gains / (losses) on cash flow hedges	68,024	—	(705,395)	—
Other comprehensive Income / (loss), net of tax	68,024	—	(705,395)	—

Comprehensive (loss) / income	(6,564,973)	(5,712,718)	12,763,812	(24,809,502)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the three and nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares)

				Accumulated
	Number of		Additional	other
	shares	Share	paid in	comprehensive	Treasury	Accumulated
	outstanding	capital	capital	loss	stock	deficit	TOTAL
Balance as at July 1, 2019	33,097,831	350,192	415,516,029	—	(15,348,909)	(72,022,536)	328,494,776
Share-based compensation	—	—	639,325	—	—	—	639,325
Loss for the period	—	—	—	—	—	(5,712,718)	(5,712,718)
Balance as at September 30, 2019	33,097,831	350,192	416,155,354	—	(15,348,909)	(77,735,254)	323,421,383

Balance as at July 1, 2020	33,285,255	352,067	416,811,014	(773,419)	(15,348,909)	(55,684,805)	345,355,948

Share-based compensation	—	—	806,719	—	—	—	806,719
Changes in unrealized gain on cash flow hedges	—	—	—	68,024	—	—	68,024
Loss for the period	—	—	—	—	—	(6,632,997)	(6,632,997)
Balance as at September 30, 2020	33,285,255	352,067	417,617,733	(705,395)	(15,348,909)	(62,317,802)	339,597,694

				Accumulated
	Number of		Additional	other
	shares	Share	paid in	comprehensive	Treasury	Accumulated
	outstanding	capital	capital	loss	stock	deficit	TOTAL
Balance as at January 1, 2019	33,097,831	350,192	414,508,403	—	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	—	—	1,646,951	—	—	—	1,646,951
Loss for the period	—	—	—	—	—	(24,809,502)	(24,809,502)
Balance as at September 30, 2019	33,097,831	350,192	416,155,354	—	(15,348,909)	(77,735,254)	323,421,383

Balance as at January 1, 2020	33,097,831	350,192	416,841,494	—	(15,348,909)	(75,787,009)	326,055,768
Issue of common stock	187,424	1,875	(1,875)	—	—	—	—
Share-based compensation	—	—	2,437,422	—	—	—	2,437,422
Payment of dividend	—	—	(1,659,308)	—	—	—	(1,659,308)
Changes in unrealized loss on cash flow hedges	—	—	—	(705,395)	—	—	(705,395)
Profit for the period	—	—	—	—	—	13,469,207	13,469,207
Balance as at September 30, 2020	33,285,255	352,067	417,617,733	(705,395)	(15,348,909)	(62,317,802)	339,597,694

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars)

	Nine months ended
	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)	13,469,207	(24,809,502)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	23,918,364	24,289,741
Amortization of deferred drydock expenditures	4,485,885	3,443,651
Share-based compensation	2,437,422	1,646,951
Loss on sale of vessels	—	13,162,192
Amortization of deferred finance fees	1,301,184	1,526,417
Unrealized losses on derivatives	88,003	—
Foreign exchange	39,537	(100,398)
Deferred drydock expenditures	(4,535,473)	(4,295,870)
Changes in operating assets and liabilities:
Receivables	10,358,259	2,757,139
Prepaid expenses and other assets	323,816	739,601
Advances and deposits	1,232,291	(912,491)
Inventories	1,237,496	3,784,136
Accounts payable	(936,126)	(4,230,783)
Accrued expenses and other liabilities	(6,422,257)	(3,696,144)
Accrued interest on debt and finance leases	(81,654)	(28,100)
Net cash provided by operating activities	46,915,954	13,276,540

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,557,707
Payments for acquisition of vessels and vessel equipment	(17,664,815)	(2,517,886)
Advances for Ballast water treatment systems	(2,248,826)	253,429
Payments for other non-current assets	(121,425)	(159,856)
Net cash (used in) / provided by investing activities	(20,035,066)	24,133,394

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	7,801,248	—
Repayments of long-term debt	(12,579,795)	(26,183,384)
Repayments of finance leases	(13,948,978)	(21,915,830)
Payment of dividend	(1,659,308)	—
Net cash (used in) financing activities	(20,386,833)	(48,099,214)

Net increase / (decrease) in cash and cash equivalents	6,494,055	(10,689,280)

Cash and cash equivalents at the beginning of the year	51,723,107	56,903,038

Cash and cash equivalents at the end of the period	58,217,162	46,213,758

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at September 30, 2020, the Company had 26 owned vessels in operation, including the Ardmore Seafarer which was purchased in the third quarter 2020. The average age of the Company’s operating fleet as at September 30, 2020 was 7.3 years. Ardmore also chartered in one vessel in the third quarter of 2020 on a short-term lease.

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the measures taken to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at September 30, 2020, ASC had 76 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies (continued)

1.3.       Basis of preparation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements. Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2019 Annual Report on Form 20-F, filed with the SEC on April 3, 2020. The condensed consolidated balance sheet as of December 31, 2019 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

All subsidiaries are 100% directly or indirectly owned by ASC. AASML, which is a 50% owned joint venture, is accounted for using the equity method. All intercompany balances and transactions have been eliminated on consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the Company’s previously reported consolidated results of operations.

1.4.    Significant accounting policies

During the nine months ended September 30, 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. The Company’s accounting policy in relation to derivatives is noted below.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies (continued)

1.1.4    Derivatives

As required by ASC 815, Derivatives and Hedging, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

The Company elected to classify settlement payments as operating activities within the statement of cash flows.

There have been no other changes in the Company’s significant accounting policies for the nine months ended September 30, 2020 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2019. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2019.

1.5.    Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13: Financial Instruments - Credit Losses (Topic 326) which requires recognition of management’s estimates of current expected credit losses, rather than the current incurred losses model. The new model is generally applicable to all financial instruments that are not accounted for at fair value through net income. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The implementation of this standard on January 1, 2020 did not represent a significant impact on the consolidated financial statements and related disclosures.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.      Debt

As at September 30, 2020, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 13 vessels as at September 30, 2020. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at September 30, 2020 and December 31, 2019 were as follows:

	As at
	September 30, 2020	December 31, 2019
NIBC Bank Facility	4,980,000	6,045,000
Nordea/SEB Joint Bank Facility	91,377,469	100,000,000
Nordea/SEB Revolving Facility	39,200,000	40,000,000
ABN/CACIB Joint Bank Facility	58,570,236	61,462,500
ABN AMRO Revolving Facility	12,620,255	4,019,007
Total debt	206,747,960	211,526,507
Deferred finance fees	(3,451,484)	(4,243,494)
Net total debt	203,296,476	207,283,013
Current portion of long-term debt	22,261,236	21,274,111
Current portion of deferred finance fees	(981,214)	(1,057,940)
Total current portion of long-term debt	21,280,022	20,216,171
Non-current portion of long-term debt	182,016,454	187,066,842

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
September 30, 2020
2020 (1)	4,675,309
2021	21,906,236
2022	29,901,491
2023	17,281,236
2024	132,983,688
206,747,960

(1)Three-month period ending December 31, 2020

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.      Debt (continued)

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days’ notice.  The term loan and revolving credit facility mature in December 2024.

ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank to refinance existing facilities. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2024.

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. On July 17, 2020, this facility was renewed for a further two years. Interest under this facility is calculated at a rate of LIBOR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in July 2022 with options to extend for two more years.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at September 30, 2020 was $20.4 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
●	maintain a corporate net worth of not less than $150 million; and
●	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at September 30, 2020 and December 31, 2019.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases

As at September 30, 2020, the Company was a party, as the lessee, to six finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 12 vessels as at September 30, 2020. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at September 30, 2020 and December 31, 2019 were as follows:

	As at
	September 30, 2020	December 31, 2019
Japanese Leases No.1 and 2	27,741,400	31,398,900
Japanese Lease No.3	13,710,500	15,498,000
Japanese Lease No.4	22,455,089	23,983,699
CMBFL Leases No.1 to 4	74,306,774	79,896,836
Ocean Yield ASA	57,093,060	61,153,740
China Huarong Leases	43,166,842	46,717,764
Finance lease obligations	238,473,665	258,648,939
Amounts representing interest and deferred finance fees	(36,233,776)	(42,969,245)
Finance lease obligations, net of interest and deferred finance fees	202,239,889	215,679,694
Current portion of finance lease obligations	18,953,094	18,650,022
Current portion of deferred finance fees	(641,748)	(674,700)
Non-current portion of finance lease obligations	186,083,386	200,335,437
Non-current portion of deferred finance fees	(2,154,843)	(2,631,065)
Total finance lease obligations, net of deferred finance fees	202,239,889	215,679,694

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
September 30, 2020
2020 (1)	6,692,825
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024	24,179,292
2025 - 2030	116,578,504
Finance lease obligations	238,473,665
Amounts representing interest and deferred finance fees	(36,233,776)
Finance lease obligations, net of interest and deferred finance fees	202,239,889

(1)	Three-month period ending December 31, 2020

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases (continued)

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases (continued)

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively, with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 2. The Company was in full compliance with all of its finance lease related financial covenants as at September 30, 2020 and December 31, 2019.

Short Term Lease

The Company entered into an agreement effective July 23, 2020 to charter-in a 2010 built vessel for a period of 12 months. The Company elected the practical expedient of ASC 842 that allows for time charter-in contracts with an initial lease term of less than 12 months to be excluded from the operating lease right-of-use assets and lease liabilities. The Company will continue to recognize the lease payments for all operating leases as charter hire expenses on the condensed consolidated statements of operations on a straight-line basis over the lease term.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

4.      Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million of which $273.3 million is designated as cash flow hedges.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The following table shows the interest rate swap liabilities as of September 30, 2020 and December 31, 2019:

Derivatives designated as hedging instruments	Balance Sheet location	September 30, 2020	December 31, 2019
Interest rate swap	Current portion of derivative liabilities	$289,030	—
Interest rate swap	Non - current portion of derivative liabilities	$416,366	—

The following table shows the interest rate swap liabilities not designated as hedging instruments as of September 30, 2020 and December 31, 2019:

Derivatives not designated as hedging instruments	Balance Sheet location	September 30, 2020	December 31, 2019
Interest rate swap	Current portion of derivative liabilities	$35,200	—
Interest rate swap	Non - current portion of derivative liabilities	$50,536	—

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.     Loss on sale of vessel

In February 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster. Effective February 1, 2019, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore repaid the outstanding debt facility on the vessel in February 2019. The sales price for the vessel was $9.7 million, resulting in a net loss of $6.6 million when the vessel delivered to the buyer in February 2019.

In May 2019, Ardmore agreed to terms for the sale of the previous vessel named the Ardmore Seafarer. Effective May 7, 2019, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore repaid the outstanding debt facility on the vessel in May 2019. The sales price for the vessel was $9.1 million, resulting in a net loss of $6.6 million when the vessel delivered to the buyer in May 2019.

The net loss on the sale of vessels for the nine months ended September 30, 2019 is calculated as follows:

	Seamaster	Seafarer	Total
Sales proceeds (1)	9,700,000	9,100,000	18,800,000
Net book value of vessels	(15,979,901)	(15,537,708)	(31,517,609)
Sales related costs	(223,178)	(99,503)	(322,681)
Debt termination costs and related finance fees	(66,684)	(55,218)	(121,902)
Loss on sale of vessels	(6,569,763)	(6,592,429)	(13,162,192)

There was no sale of vessels in the nine months ended September 30, 2020.

(1) Proceeds from sale of vessel per the condensed consolidated statement of cash flows is $26.6 million as this includes proceeds of $7.9 million related to the Ardmore Seatrader that was held for sale at December 31, 2018 and delivered to the buyer in January 2019.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation

Stock appreciation rights

As at September 30, 2020, the Company had granted 3,099,782 stock appreciation rights (“SARs”) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes

Changes in the SARs for the nine months ended September 30, 2020 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2020	2,544,983	$7.14
SARs granted during the nine months ended September 30, 2020	549,020	$5.25
SARs forfeited during the nine months ended September 30, 2020	—	—
Balance as at September 30, 2020 (none of which are exercisable or convertible)	3,094,003	$6.80

The total cost related to non-vested SAR awards expected to be recognized through 2023 is set forth below:

Period	TOTAL
2020 (1)	186,667
2021	746,667
2022	435,556
2023	62,222
1,431,112

(1)	Three-month period ending December 31, 2020.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation (continued)

Restricted stock units

As at September 30, 2020, the Company had granted 484,532 restricted stock units (“RSUs”) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	83,916	2 years	$5.25
29-May-20	78,510	1 year	$5.84

Changes in the RSUs for the nine months ended September 30, 2020 are set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2020	322,106	$5.28
RSUs granted during the nine months ended September 30, 2020	162,426	$5.54
RSUs vested during the nine months ended September 30, 2020	(176,304)	$(5.67)
RSUs forfeited during the nine months ended September 30, 2020	—	—
Balance as at September 30, 2020 (none of which are vested)	308,228	$5.19

The total cost related to non-vested RSU awards expected to be recognized through 2023 is set forth below:

Period	TOTAL
2020 (1)	290,439
2021	484,451
2022	171,279
2023	24,476
970,645

(1)	Three-month period ending December 31, 2020.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and September 30, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation (continued)

Dividend equivalent rights

As at September 30, 2020, the Company had granted 1,146,517 dividend equivalent rights (“DERs”) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
	DERs	Service		Fair	Dividend	Risk-free rate	Expected	Valuation
Grant Date	Awarded	Period		Value	Yield	of Return	Volatility	Method
04-Nov-19	1,146,517	2	yrs	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Changes in the DERs for the nine months ended September 30, 2020 are set forth below:

		Weighted average fair
	No. of DERs	value at grant date
Balance as at January 1, 2020	1,146,517	0.49
DERs granted during the nine months ended September 30, 2020	—	—
DERs forfeited during the nine months ended September 30, 2020	—	—
Balance as at September 30, 2020 (none of which are vested)	1,146,517	$0.49

The total cost related to non-vested DER awards expected to be recognized through 2021 is set forth below:

Period	TOTAL
2020 (1)	70,224
2021	234,081
304,305

(1)	Three-month period ending December 31, 2020.

7.     Subsequent events

In October 2020, the Company agreed to terms for the $10 million financing for the Ardmore Seafarer, a 2010 Japanese built MR product tanker delivered in August 2020, with a Japanese bank. The draw down is expected to take place in November 2020.